mm

[redacted]

10029827

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34661

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Arena Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 Third Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman — 212-508-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

750 Third Ave.	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/11

OATH OR AFFIRMATION

I, Richard M. Feldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Arena Capital Corp., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

SARA E. PENA
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN RICHMOND COUNTY
NO. 01PE6185669
MY COMMISSION EXPIRES 04-21-2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL ARENA CAPITAL CORP.

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Global Arena Capital Corp.

We have audited the accompanying statement of financial condition of Global Arena Capital Corp. (the "Company") as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, financial statement referred to above presents fairly, in all material respects, the financial position of Global Arena Capital Corp. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Marcum LLP

February 24, 2010
New York, New York

MARCUMGROUP
MEMBER

Marcum LLP ▪ 750 Third Avenue ▪ 11th Floor ▪ New York, New York 10017 ▪ **Phone** 212.485.5500 ▪ **Fax** 212.485.5501 ▪ **marcumllp.com**
NEW YORK ▪ NEW JERSEY ▪ CONNECTICUT ▪ PENNSYLVANIA ▪ FLORIDA ▪ GRAND CAYMAN

GLOBAL ARENA CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

Assets		
Cash and cash equivalents	$ 12,148	
Deposit with clearing organization	50,003	
Commissions receivable	164,401	
Advances to registered representatives	88,652	
Fixed assets, net of accumulated depreciation	12,735	
Prepaid expenses	62,761	
Other assets	314	
Total Assets		$ 391,014
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$ 47,430	
Commissions payable	128,811	
Insurance financing payable	30,725	
Total Liabilities		$ 206,966
Stockholders' Equity		
Common stock, par value $1.00 per share; 12,000 shares authorized; 10,449 shares issued and outstanding	10,449	
Additional paid-in capital	1,384,898	
Accumulated deficit	(1,211,299)	
Total Stockholders' Equity		184,048
Total Liabilities and Stockholders' Equity		$ 391,014

The accompanying notes are an integral part of this financial statement.

NOTE 1 - NATURE OF BUSINESS

Global Arena Capital Corp. (the "Company"), a New York corporation, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). The Company is a majority owned subsidiary of JSM Capital Holding Corp.

The Company introduces all transactions with and for customers on a fully disclosed basis with its clearing broker, RBC Correspondent Services (the "Clearing Broker"), a subsidiary of the Royal Bank of Canada. The Company services both retail and institutional accounts in a variety of securities transactions. The Company also has correspondent agreements with mutual fund companies and acts as an agent to sell their products.

In January 2010, the Company received approval from FINRA to sell Municipal Bonds.

Management has evaluated all subsequent events after the balance sheet date and through the financial issuance date of February 24, 2010.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments that extend the useful life of the asset are capitalized. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

IMPAIRMENT OF LONG-LIVED ASSETS

The Company assesses the recoverability of its long lived assets, including property and equipment when there are indications that the assets might be impaired. When evaluating assets for potential impairment, the Company first compares the carrying amount of the asset to the asset's estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset to the asset's estimated future cash flows (discounted and with interest charges). If the carrying amount exceeds the asset's estimated futures cash flows (discounted and with interest charges), the loss is allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets. Based on its assessments, the Company did not incur any impairment charges for the year ended December 31, 2009.

CONCENTRATIONS OF CREDIT RISK

The Company is engaged in providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses a clearing broker to process transactions and maintain customer accounts on a fee basis. The Company permits the clearing firm to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing broker for losses it incurs while extending credit to the Company's clients.

It is the Company's policy to review, as necessary, the credit standing of its customers and each counterparty. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable. Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction and included in advances to registered representatives and employees in the accompanying statement of financial condition, and/or (iii) charged as an expense in the accompanying statement of operations, based on the particular facts and circumstances.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONCENTRATIONS OF CREDIT RISK

The maximum potential amount for future payments that the Company could be required to pay under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make any material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

The Company maintains checking and money market accounts in a financial institution. Accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limit.

ADVANCES TO REGISTERED REPRESENTATIVES AND EMPLOYEES

From time to time and in the normal course of business, the Company may advance funds or pay expenses on behalf of its registered representatives or employees. The Company generally establishes an allowance for uncollectible amounts to reflect the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statement of operations. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding, as it relates to each individual registered representative or employee. As of December 31, 2009, the Company has not established an allowance for any non-collection of advances.

INCOME TAXES

The Company accounts for income taxes under the provisions of Accounting Standards Codification ("ASC") 740 – Income Taxes. ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

NOTE 3 - RECENT ACCOUNTING PRONOUNCEMENTS

The FASB, in June 2009, issued new accounting guidance that established the FASB Accounting Standards Codification, ("Codification" or "ASC") as the single source of authoritative GAAP to be applied by nongovernmental entities, except for the rules and interpretive releases of the SEC under authority of federal securities laws, which are sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting

NOTE 3 - RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

Standards Updates will not be authoritative in their own right as they will only serve to update the Codification. These changes and the Codification itself do not change GAAP. This new guidance became effective for interim and annual periods ending after September 15, 2009. Other than the manner in which new accounting guidance is referenced, the adoption of these changes did not have a material effect on the Company's financial statements.

In May 2009, the FASB issued new accounting guidance, under ASC Topic 855 on subsequent events, which sets forth: 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; 2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and 3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance was effective for interim and annual periods ending after June 15, 2009. The adoption of this guidance did not have a material effect on the Company's financial statements.

In August 2009, the FASB issued new accounting guidance, under ASC Topic 820 on fair value measurements and disclosures, on the measurement of liabilities at fair value. The guidance provides clarification that in circumstances in which a quoted market price in an active market for an identical liability is not available, an entity is required to measure fair value using a valuation technique that uses the quoted price of an identical liability when traded as an asset or, if unavailable, quoted prices for similar liabilities or similar assets when traded as assets. If none of this information is available, an entity should use a valuation technique in accordance with existing fair valuation principles. The adoption of this guidance did not have a material effect on the Company's financial statements.

NOTE 4 - FAIR VALUE - NON FINANCIAL ASSETS

ASC 820 "Fair Value Measurements and Disclosures" defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. As defined in ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Standard clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date and emphasizes that fair value is a market-based measurement and not an entity-specific measurement.

ASC 820 establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

NOTE 4 - FAIR VALUE - NON FINANCIAL ASSETS (CONTINUED)

- Level 1 – Inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 – Inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
- Level 3 – Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company's assessment of the significance of particular inputs to these fair measurements requires judgment and considers factors specific to each asset or liability.

Certain financial instruments are carried at cost on the statement of financial condition, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, receivables and accrued expenses. The Company's financial instruments are primarily cash and are considered Level 1 with respect to the fair value hierarchy.

NOTE 5 - LIQUIDITY AND CAPITAL RESOURCES

During the year ended December 31, 2009, the Company incurred a net loss of approximately $562,200. Historically, cash requirements have been funded from operations and capital contributions from its stockholders. The Company believes that it will have sufficient resources to fund its future business activities in a similar manner. However if market conditions should weaken, the Company may need to consider curtailing certain of its business activities, reducing its fixed overhead costs and/or seek additional sources of financing.

NOTE 6 - DEPOSIT WITH CLEARING ORGANIZATION

As of December 31, 2009, amounts due from the clearing organization consisted primarily of cash deposits in accordance with the clearing arrangement.

NOTE 7 - PROPERTY AND EQUIPMENT

Property and equipment, net, consists of the following:

Office equipment	$14,598
Accumulated depreciation	(1,863)
Property and Equipment, Net	$12,735

NOTE 8 - INCOME TAXES

As of December 31, 2009, the Company had approximately $1,146,000 of federal net operating loss carryforwards available to offset future taxable income. These net operating losses which, if not utilized, begin expiring in 2025. In accordance with Section 382 of the Internal Revenue Code, deductibility of the Company's net operating loss carryforward may be subject to an annual limitation in the event of a change of control.

At December 31, 2009, the Company has a deferred tax asset of approximately $459,000, which consists primarily of net operating losses. Deferred income taxes reflect the net tax effects of operating loss and or tax credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Due to the Company's historical lack of taxable profits, management has not provided for any deferred tax asset. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. ASC 740 - "Income Taxes" requires that a valuation allowance be established when it is "more likely than not" that all, or a portion of, deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including a company's performance, the market environment in which the company operates the length of carryback and carryforward periods, and expectations of future profits, etc. The Company believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance for the full amount as of December 31 2009. The change in the deferred tax valuation allowance increased by approximately $202,000 during the year ended December 31, 2009.

NOTE 8 - INCOME TAXES (CONTINUED)

The Company evaluated the provisions of ASC 740 related to the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits". A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

Interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "Interest expense, net" in the statements of operation. Penalties would be recognized as a component of "General and administrative expenses."

The Company's uncertain tax positions are related to tax years that remain subject to examination by relevant tax authorities. The Company files income tax returns in the United States (federal) and in primarily New York. The Company is no longer subject to federal, state and local income tax examinations by tax authorities for years prior to 2005.

As of December 31, 2009, the net deferred tax asset was comprised of as follows:

Current deferred tax asset:	
Commissions payable and accruals	$ 53,000
Non-current deferred tax asset:	
Net operating loss carryforwards	462,000
Current deferred tax liability:	
Commissions receivable	(56,000)
Deferred tax asset	459,000
Less: valuation allowance	(459,000)
Net Deferred Tax Asset	$ --

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital. This requires that the Company maintain minimum net capital of $5,000, and also requires that the ratio of aggregate indebtedness, to net capital, both defined, shall not exceed 15 to 1. In addition, advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC and other regulatory agencies.

As of December 31, 2009, the Company had net capital of $50,311, which exceeded the requirement by $38,560.

The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 10 - STOCKHOLDERS' EQUITY

As of December 31, 2009, the Company had 12,000 shares of common stock, $1 par value, authorized of which, 10,449 shares are issued and outstanding.

NOTE 11 - RELATED PARTIES

During the year ended December 31, 2009, the Company issued 449 shares of common stock to an affiliated Company for $430,000. Such proceeds were obtained through a private placement offering with outside investors.

During the year ended December 31, 2009, an affiliated company (a principal founder of Global Arena Capital Corp.), whose managing member is a stockholder and officer of the Company, contributed $79,500 for cash and services, for which 83 shares of common stock were issued. In addition, during 2009, the Company issued 1,028 shares of its common stock to this entity for $449,000 of capital contributed during the prior year. The $449,000 consisted of cash of $365,000 and expenses paid on behalf of the Company totaling $84,000.

Also during 2009, this affiliated entity made payments on behalf of the Company totaling $159,097 for occupancy costs in accordance with a commercial sub-lease agreement. Such payments were reflected as occupancy costs in the statement of operations with $135,097 recorded as capital contributions and $24,000 recorded as a component of issued shares in the statement of changes in stockholders' equity.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

LITIGATION

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company currently is not involved in any legal proceedings.

OPERATING LEASE

The Company has a month to month service agreement for office space with an affiliated company that is also a stockholder of the Company. Under the terms of the agreement the Company is not obligated or required to remit a cash payment to the stockholder and the consideration will be accounted for as a non-cash contribution of capital by the stockholder. The lease agreement is held in the name of the stockholder and the Company is not a direct party to the lease.

GLOBAL ARENA CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2009